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Excerpted portion from the Company's Form 10-KSB/A Amendment No. 1 filed April
30, 1999.

The Company has entered into an employment agreement with Dr. Thomas B. Schalk providing that Dr. Schalk will serve as Chief Technical Officer until June 18, 1998, which agreement shall be extended for one additional one-year period unless either the Company or Dr. Schalk notifies the other party of an intention to terminate the agreement 30 days prior to the end of the present term. Dr. Schalk receives an annual salary of $155,000, plus a performance bonus of up to $12,500 per calendar quarter based upon Dr. Schalk's exceptional achievements during the quarter as determined by the Compensation Committee of the Board of Directors. The agreement contains confidentiality and invention assignment provisions. The agreement also contains solicitation and non-competition provisions that extend for twenty-four months following the termination of Dr. Schalk's employment; there can be no assurance regarding the enforceability of such provisions under Texas law. In the event that (i) Dr. Schalk's employment is terminated without cause or he resigns as a result of a breach of the agreement by the Company, or (ii) Dr. Schalk resigns under certain circumstances following a Change in Control (as defined) of the Company, Dr. Schalk will be entitled to a lump-sum cash payment equal to 150% of his annual aggregate compensation and any unused vacation time, and the period in which he can exercise stock options will be extended for one year. The Company agreed to indemnify Dr. Schalk for losses sustained and expenses incurred as a result of the discharge of his duties, to the full extent permitted by law.